Exhibit 99.243

NexTech AR Reports a Record-Breaking 315% Increase in Black Friday Sales from Last Year

●	Growth is attributed to AR -expanded brand distribution deals

●	New distribution deal with Dyson boosts revenue 20% percent

●	Company rapidly expanding its immersive WebAR eCommerce experiences

Vancouver B.C., Canada – December 3, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events today announced that it has achieved a record-breaking 315% increase in Black Friday sales year-over-year across it’s AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

Company Highlights:

●	More AR shopping experiences than ever before with an aggressive AR/3D site rollout planned for Q1 2021

●	Company is supporting this rollout with a new AR development team assembled and located in its 20,000 sq ft California facility

●	Record-breaking 315% increase in Black Friday sales

●	Website traffic relative increases 450% compared to 2020 average daily traffic

●	Website order value increased 38% year-over-year

●	Website order value is 26.6% higher than Shopify’s average Black Friday cart

NexTech’s AR eCommerce operations saw a steep uptick in sales throughout the month of November and around the Black Friday and Cyber Monday holidays. The exponential increase in traffic and sales on these platforms can be attributed to the addition of new AR/3D shopping experiences, plus it’s new brand lineup announced in August including; Philips Norelco, MR. Coffee, Vitamix, MetroVac, Breville, and Cuisinart. Notably, the company recently signed an expanded major distribution deal with the Dyson brand which the company is ARitizing.

“AR is already being used in eCommerce by Wayfair, Home Depot, IKEA, HOUZZ and others and has proven its ability to increase sales and purchasing confidence, but it’s still not the standard- yet. We’re aiming to change that as we integrate this valuable technology into the consumer shopping experience through our eCommerce division, and the 315% increase in Black Friday Sales speaks for itself,” said Feras Abutaha, VP of Operations at NexTech AR. He continues, “We’re only scratching the surface on the potential of AR in this space. Moving forward into 2021, our team at NexTech plans to bring AR to the forefront, making it accessible to the masses and becoming the new industry standard for eCommerce much like Apple did with the iPhone in the consumer technology space. Furthermore, we plan to evolve our premium customer service, enhance our rapid shipping, and incorporate even more premium home appliance brands into the portfolio, making our online shopping experience unlike any other.”

Evan Gappelberg, CEO of NexTech AR comments “I am thrilled to see our AR eCommerce operations flourishing and breaking new records this holiday season. Industry growth for eCommerce is up around 30% this year, but at NexTech, our growth in this area has exceeded 200% percent, showing that our approach of using AR is not only successful but creates a framework for others to follow when aiming to differentiate themselves from their competitors,” He continues “The pandemic has pushed everyone to become more demanding with their online purchases – we all want to get a better sense of what we’re purchasing, we want to experience the items in our homes before we purchase them, which is exactly what AR does. With our AR technology firmly in place, and applying our web AR to ever-growing selection of brands we are truly doing pioneering work in AR for eCommerce and laying the building blocks for others to follow”

According to Adobe Analytics, eCommerce spending on Black Friday increased 21.6% this year, totaling $9 billion in online transactions while the largest eCommerce day of the year reached $10.8 billion in sales, increasing 15.1% from 2019. The surge in online shopping was fueled by retailers pushing for safer shopping practices during the pandemic, along with more consumers not only purchasing new technologies like smartphones and wearables, but also household grocery and fresh food items.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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